UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                   RJR Nabisco Holdings Corp.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            74960K876
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 26, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of__ Pages
                 List of Exhibits is on Page __

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Real Estate Holdings, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Real Estate Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Property Investors, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Meadow Walk Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 74960K876                           Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                 //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D


Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 1996, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry"), American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, as amended by Amendment No. 1 dated October 25, 1996, which, among other things, added Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk") as an additional registrant (collectively, the "Icahn Registrants"), Amendment No.
2 dated November 4, 1996 and Amendment No. 3 dated February 4, 1997 which, among other things added Thomas J. Rattigan ("Rattigan") as an additional registrant (collectively, the "Registrants") is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statements on Schedule 13D.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

          Due to the recent euphoria associated with speculation in the media concerning the increased possibility of a global settlement of tobacco litigation and a concurrent dramatic rise in tobacco stock prices, Registrants Icahn and Rattigan believe that it would be exceedingly difficult at this time to prevail in a proxy contest with Issuer's management. Registrants believe that large institutional stockholders are currently satisfied with the status quo. However, Registrants are not satisfied with the status quo and have sold 19,929,800 Shares because, among other things, Issuer's management has announced that no spin-off of Nabisco will take place prior to December 1998. Registrants' believe that the current litigation climate is not likely to improve and, therefore, that the current board of directors may never spin off Nabisco.

          Nevertheless, Registrants presently intend to file their proxy materials with the Securities and Exchange Commission and, thereafter, to monitor closely developments concerning the Issuer. In the event that the market price for Issuer's Shares declines, Registrants may again determine that they could wage a successful proxy fight and thereby immediately effect the spin-off. In such event, or for other reasons, Registrants may again purchase Shares of Issuer and conduct a full-scale proxy contest to unseat Issuer's current board of directors.


Item 5.   Interest in Securities of the Issuer

          Item 5 is amended to add the following:

          After the close of business on February 26, 1997, Icahn sold 19,929,800 Shares previously acquired by the Registrants, all of which Icahn indirectly beneficially owned by virtue of his ownership and control over Registrants, in a block trade through Goldman, Sachs & Co. ("Goldman") for a price of $36.75 per Share, less commissions.

          Accordingly, as of the close of business on February 26, 1997, Registrants (with the exception of Rattigan) owned no Shares. Rattigan continues to own 1,000 shares previously purchased by Rattigan and disclosed on a previous 13D filed by the Registrants. Rattigan may be deemed to exercise sole investment discretion and sole voting power over 1,000 shares.

          As a result of the sale of the 19,929,800 Shares, after the close of business on February 26, 1997, Registrants may no longer be deemed to be beneficial owners of in excess of five (5) percent of the Shares.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          Item 6 is amended to add the following:

          See Item 5 for the arrangement with Goldman with respect to the sale of 19,929,800 Shares.

PAGE

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC

Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


BARBERRY CORP.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its:  Chairman of the Board


MEADOW WALK LIMITED PARTNERSHIP

By:  BARBERRY CORP.

Its: General Partner

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its:  Chairman of the Board


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board



AMERICAN REAL ESTATE PARTNERS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its:  Chairman of the Board


AMERICAN REAL ESTATE HOLDINGS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board

By:  /s/ Carl C. Icahn
     Carl C. Icahn

By:  /s/  Thomas Rattigan
     Thomas Rattigan


(Signature Page of Schedule 13D Amendment No. 4 with respect to RJR Nabisco Holdings Corp.)